Total pages: 25

02043423

1- 15258

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 0 2 2002 WASH. D.C. 155

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002 7/31/2002

PROCESSED AUG 0 9 2002 P THOMSON FINANCIAL

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

First Half 2002 Earnings Conference

On July 29, 2002, Kookmin Bank had an earnings conference to release operating results for the first half of 2002. The presentation material is attached here.

Attachment: First Half 2002 Earnings Conference.

The presentation attached hereinafter contains forward-looking statements with respect to the business plans and objectives of the management of Kookmin Bank. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of Kookmin Bank to be materially different from any future results or performance expressed or implied by such forward-looking statements. Kookmin Bank does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projection of Kookmin Bank and the political and economic environment in which Kookmin Bank will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Kookmin Bank undertakes no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in Kookmin Bank's latest annual report on Form 20-F and in Kookmin Bank's other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 29, 2002

By:
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer


First Half 2002 Earnings Conference
July 29, 2002
Kookmin Bank

Disclaimer

- This document is published by Kookmin Bank to update investors and interested parties on the status of a particular issue or issues with Kookmin Bank.

- This document is not and should not be construed as an offer to sell or the solicitation of an offer to purchase or subscribe for any investment.

- We have taken reasonable care to ensure that the facts and estimates in this presentation are fair and accurate and no material facts are omitted from this presentation. The figures in this presentation are taken from unaudited financial statements.

- Also, the prior year figures contained in this presentation have been derived by simply consolidating merged banks' financial statements. We hold no responsibilities from investors action taken based on the provided information.

Index

I. Financial Overview

1. Profitability
2. Fund management
3. Asset quality
4. Key financial indicators

II. Progress on Integration



Overview

(bn won)	1H 2002	Quarterly Comparison			1H 2001	YoY
		2Q 02	1Q 02	QoQ		
Interest Income (a)	2,371.3	1,192.5	1,178.8	1.2%	2,133.3	11.2%
Non-interest Income (b)	783.5	411.2	372.3	10.4%	751.9	4.2%
General & Admin Expenses (c)	1,091.6	535.3	556.3	Δ 3.8%	998.8	9.3%
Provision Expenses (d)	600.9	375.3	225.6	66.4%	313.8	91.5%
(Provision for loan losses)	589.3	369.4	219.9	68.0%	322.6	82.7%
Operating Income (a+b-c-d)	1,462.3	693.1	769.2	Δ 9.9%	1,572.6	Δ7.0%
Non-operating Income	198.9	12.6	186.3	Δ 93.2%	215.7	Δ 7.8%
(Gain on valuation using equity method)	109.3	10.3	99.0	Δ 89.6%	259.5	Δ 57.9%
Net Income before Taxes	1,661.2	705.7	955.5	Δ 26.1%	1,788.3	Δ 7.1%
Taxes	497.2	213.9	283.3	Δ 24.5%	554.1	Δ 10.3%
Net Income	**1,164.0**	**491.8**	**672.2**	**Δ 26.8%**	**1,234.2**	**Δ 5.7%**
Income before Provisioning	**2,301.7**	**1,100.4**	**1,201.3**	**Δ 8.4%**	**2,177.6**	**5.7%**

Income before Provisioning and One-off Charges

(bn won)	2Q 02	1Q 02	Amt chg	QoQ
Pre-provisioning income	1,100.4	1,201.3	∆ 100.9	∆ 8.4%
Pre-provisioning income ex one-off charges	1,258.7	1,201.3	57.4	4.8%
One-off Charges	158.3	-	158.3	-
Loss on sale of Hynix shares*	78.8	-	78.8	-
Loss on valuation using quity method of Kookmin Venture Capital	79.5	-	79.5	-
New household provisioning requirement	**255.0**	-	**255.0**	-

* With carrying reserves reflected, the net loss on Hynix in 2Q was 50.1 bn won

Interest Income

(bn won)	1H 2002	Quarterly Comparison			1H 2001	YoY
		2Q 02	1Q 02	QoQ		
Interests on Loans*	4,483.2	2,251.5	2,231.7	0.9%	4,895.3	Δ 8.4%
Interests on Securities	795.1	386.2	408.9	Δ 5.6%	1,063.5	Δ 25.2%
Interests on Dues from Bank, etc	85.3	50.4	34.9	44.4%	160.0	Δ 46.7%
Interest Revenue	5,363.6	2,688.1	2,675.5	0.5%	6,118.8	Δ 12.3%
Interests on Deposits	2,385.8	1,192.8	1,193.0	0.0%	3,184.7	Δ 25.1%
Interests on Debentures	360.9	183.9	177.0	3.9%	411.3	Δ 12.3%
Interests on Borrowings, etc	245.6	118.9	126.7	Δ 6.2%	389.5	Δ 36.9%
Interest Expense	2,992.3	1,495.6	1,496.7	Δ 0.1%	3,985.5	Δ 24.9%
Net Interest Income	**2,371.3**	**1,192.5**	**1,178.8**	**1.2%**	**2,133.3**	**11.2%**

* Includes interests on credit card loans and cash advances, as newly mandated by FSS

Non-interest Income

(bn won)	1H 2002	Quarterly Comparison			1H 2001	YoY
		2Q 02	1Q 02	QoQ		
Trust Income & Fees	171.1	61.3	109.8	Δ44.2%	236.6	Δ 27.7%
Commissions on Credit Cards	249.0	134.2	114.8	16.9%	191.1	30.3%
Commissions on NHF Mgt	100.8	56.5	44.3	27.5%	88.9	13.4%
Other Commissions	156.1	83.8	72.3	15.9%	129.6	20.4%
Other Operating Income *	106.5	75.4	31.1	142.4%	105.7	0.8%
Net Non-interest Income	**783.5**	**411.2**	**372.3**	**10.4%**	**751.9**	**4.2%**

* Includes gains on trading securities, dividends, gains on derivatives, deposit insurance expenses, etc.

Net Gain from Securities (excluding interest income)

(bn won)	1H 2002	Quarterly Comparison 2Q 02	1Q 02	QoQ	1H 2001	YoY
Gain on sale of trading securities	22.6	0.1	22.5	Δ 99.6%	12.9	75.2%
Valuation gain on trading securities	103.6	67.4	36.2	86.2%	136.2	Δ 23.9%
Dividend income	19.5	18.5	1.0	1,750.0%	5.8	236.2%
Gain on sale of investment securities	96.2	13.1	83.1	Δ 84.2%	46.4	107.3%
Impairment loss on investment sec (-)	71.1	28.5	42.6	Δ 33.1%	186.3	Δ 61.8%
Valuation gain on bond market stabilization fund	38.5	11.5	27.0	Δ 57.4%	123.0	Δ 68.7%
Net gain (loss) on Securities	**209.3**	**82.1**	**127.2**	Δ 35.5%	**138.0**	**51.7%**
Gain on valuation using equity method	**109.3**	**10.3**	**99.0**	Δ 89.6%	**259.5**	Δ 57.9%

NIS & NIM

(%)	1H 2002	1Q 2002	FY 2001	1H 2001
Interest Spread (a-b)	4.00	4.08	3.89	3.88
Interest on loans in won* (a)	8.14	8.31	9.47	9.90
Household	8.45	8.63	10.03	10.60
Corporate	7.67	7.78	8.67	8.94
Interest on deposits in won** (b)	4.14	4.23	5.58	6.02
Net Interest Spread (NIS)	4.03	4.11	3.87	3.88
NIM***	3.41	3.46	3.22	3.27

* Total loans in won : loans in won + private placement bonds

** Total deposits in won : deposits in won+ CD, RP, bills sold

*** Based on revised NIM calculation newly mandated by FSS to exclude fees received on credit card purchases.

Condensed Balance Sheet

(tr won)	1H 2002	FY2001	Net chg (YTD)	FY2000
Loans in Won	105.0	94.7	10.9%	83.9
Securities in Won	30.1	32.1	Δ 6.2%	28.8
Credit Card Receivables	5.7	4.7	21.3%	3.3
Assets in F/C	6.2	7.0	Δ 11.4%	9.2
Others	14.0	18.4	Δ 23.9%	16.8
Total Fund Operating	**161.0**	**156.9**	**2.6%**	**142.0**
Deposits in Won	120.8	117.1	3.2%	104.8
Bank Debentures in Won	10.5	7.7	36.4%	7.9
Liabilities in F/C	4.4	5.5	Δ 20.0%	6.4
Others	15.2	17.7	Δ14.1%	16.1
Shareholder's Equity	10.1	8.9	13.5%	6.8
Total Fund Raising	**161.0**	**156.9**	**2.6%**	**142.0**

Fund Management

Fund Operating Portfolio


Securities in won
20.5%
3.0%
Assets in F/C
4.4%


Loans in won
65.2%
Securities in won
18.7%
Others
8.7%
Assets in F/C
3.9%

Fund Raising Portfolio


won 4.9%
in F/C
Other Liabilities
11.3%


Deposits in won
F/C
S/H's
6.3%
9.5%

Loans in Won

(tr won)	1H 2002	Net Change 2Q 02	Net Change 1Q 02	FY 2001	Net chg (YTD)
Household	**66.5**	**3.1**	**3.2**	**60.2**	**10.5%**
Mortgage	29.1	2.3	1.4	25.4	14.6%
General	37.4	0.8	1.8	34.8	7.5%
Corporate	**38.5**	**2.3**	**1.7**	**34.5**	**11.6%**
SME	32.7	3.2	1.6	27.9	17.2%
Large corp.	5.8	Δ 0.9	0.1	6.6	Δ 12.1%
Loans in won	**105.0**	**5.4**	**4.9**	**94.7**	**10.9%**


28.3
29.4
29.6
31.1
2000
2001
1Q 02
1H 02
Household
SMEs
Large

Deposits in Won

(tr won)	1H 2002	Net Change 2Q 02	Net Change 1Q 02	FY 2001	Net chg (YTD)
Core Deposits	38.8	0.9	0.6	37.3	4.0%
Time & Savings	79.1	0.8	2.7	75.6	4.6%
(Time Deposits)	59.1	0.7	3.7	54.7	8.0%
CD, RP, etc	2.9	Δ 1.2	Δ 0.1	4.2	Δ31.0%
Total	**120.8**	**0.5**	**3.2**	**117.1**	**3.2%**


CD, RP, etc.
3.6%
Core Deposits
31.9%
Time & Savings
64.5%
CD, RP, etc.
2.4%
Core Deposits
32.1%
Time & Savings
65.5%

Overview

(bn won)	1H 2002	1Q 2002	FY 2001	Year-to-date	
				Amt change	% Chg
Total loans for NPL management	122,661.2	118,006.1	112,919.5	9,741.7	8.6%
Precautionary	4,786.2	4,562.5	4,620.5	165.7	3.6%
Substandard	2,528.5	2,473.6	2,484.4	44.1	1.8%
Doubtful	792.0	1,276.3	1,221.7	Δ 429.7	Δ 35.2%
Estimated Loss	228.7	285.6	308.6	Δ 79.9	Δ 25.9%
Substandard & below loans	3,549.2	4,035.5	4,014.7	Δ 465.5	Δ 11.6%
Substandard & below/total loans	2.89%	3.42%	3.56%	-	Δ 0.67%p
LLR/substandard & below loans	65.6%	64.1%	61.3%	-	4.3%p
NPLs Sold	-	-	1,333.3	-	-
Write-offs	788.1	186.6	1,862.4	-	-

Provisioning by Loan Types

(bn won)	1H 2002	Quarterly Provisions 2Q 02	Quarterly Provisions 1Q 02	FY 2001	1H 2002 Substandard & Below	1H 2002 LLR
Household	529.3	413.1	116.2	463.7	1,076.0	1,053.4
General	309.0	269.6	39.4	254.2	870.6	842.4
Credit Cards	220.3	143.5	76.8	209.5	205.4	211.0
Corporate	60.0	Δ 43.7	103.7	892.4	2,473.2	1,274.1
Total	**589.3**	**369.4**	**219.9**	**1,356.1**	**3,549.2**	**2,327.5**

Delinquency

Classification	1H 2002	1Q 2002	FY2001	1H 2001
Household	2.45%	2.29%	2.23%	2.59%
General Household	1.89%	1.80%	1.78%	2.20%
Credit Cards	9.03%	8.52%	8.04%	8.13%
(below one month past due)	3.52%	2.78%	2.55%	2.57%
Corporate	2.48%	2.77%	2.93%	3.30%
SME	3.10%	2.93%	3.30%	4.18%
Large Corporate	0.83%	2.44%	2.10%	1.61%
Total	**2.46%**	**2.48%**	**2.51%**	**2.90%**

Key Financial Indicators

Classification	1H 2002	FY 2001	Net Change
ROA (%)	*1.48	0.98	0.5%p
ROE	*23.47	18.16	5.31%P
BIS	**10.20	**10.23**	**Δ 0.03%p**
Tier 1	7.40	7.09	0.31%p
Cost-Income Ratio	36.4	42.2	Δ 5.8%p
Loan-to-Deposit Ratio	88.2	82.5	5.7%p
BPS (won)	31,745	29,742	2,003
EPS	*7,329	4,959	2,370

* Annualized

** Estimated

I. Financial Overview

II. Progress on Integration

1. IT Integration
2. Branch Streamlining
3. Subsidiary Restructuring



IT Integration

Target Schedule

Integration complete

2002. 2	3	4	5	6	7	8	9	10
Gap Analysis	Architecture/Develop/ Unit Testing			System Testing		Implementation Testing	System Stabilization	

Key infrastructures

- Build Infrastructure with Sysplex System for high volume transactions and fail-free operations
  - Consolidate multi-units into one image and operate non-stop 24 hrs/365 days
  - Capacity to manage 1,000 transactions per second
- Establish Business Recovery System
  - Prepare for unexpected system failures
  - Immediately recover systems for all branches and related offices
- Construct High Speed Dual Path Communication System
  - Ensure high availability with dual path communication line for major networks and distribution channels

Related Expenses

(bn won)

Sysplex	BRS	Communication Infra	Total
83.7	47.8	28.0	159.5

Branch Streamlining

Target Schedule

IT Integration complete (Sep)

2002. 4	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Sort out branches for review and make on-site visits		Review branches for closure Set standard procedures		Finalize branches to be closed	Start applying standard procedures		Implement Phase I of branch closures	Continue with branch closures

Target Strategy

- **Implement systematically and gradually in line with IT integration**
  - Implement Phase I branch closures upon IT integration and systematically continue with next phased in 2003
- **Integration, relocation, restructuring (ex. PB, kiosks, etc) of branches to reduce and reconfigure**

Strategic Sales Branch Expansion

- **New RM branches: 150 in July 2002 ⇒ 222 in total**
- **New SOHO Business Teams: 300~400 in September 2002**
- **Automated Network Expansion : 2,941 ATMs and 450 bill payment machines**

Subsidiary Restructuring

Domestic Subsidiaries

FY 2001	1H 2002	Remarks
13	10	Integration: Kookmin Venture Capital + Frontier Investment + Kookmin Bank Venture Capital Sell-off: KB Investment Trust Management

Targets in Second Half of 2002

- **Sell-off : Jooeun Leasing**
  - ➡ Signed MOU in June, 2002
  - ➡ Scheduled to sign a contract in August, 2002
- **Under dissolution process : Jooeun Industry**
- **Integration of credit card businesses:** narrowed-down alternatives are still under consideration and the decision is yet to be made

"We always welcome you to contact Kookmin Bank!"



Thank You !

Kookmin Bank Investor Relations
E-mail : kmbir@kookminbank.com

First Half 2002 Earnings Conference

July 29, 2002

Kookmin Bank

Disclaimer

- This document is published by Kookmin Bank to update investors and interested parties on the status of a particular issue or issues with Kookmin Bank.
- This document is not and should not be construed as an offer to sell or the solicitation of an offer to purchase or subscribe for any investment.
- We have taken reasonable care to ensure that the facts and estimates in this presentation are fair and accurate and no material facts are omitted from this presentation. The figures in this presentation are taken from unaudited financial statements.
- Also, the prior year figures contained in this presentation have been derived by simply consolidating merged banks' financial statements. We hold no responsibilities from investors action taken based on the provided information.

Index



Overview

(bn won)	1H 2002	Quarterly Comparison			1H 2001	YoY
		2Q 02	1Q 02	QoQ		
Interest Income (a)	**2,371.3**	1,192.5	1,178.8	1.2%	2,133.3	11.2%
Non-interest Income (b)	**783.5**	411.2	372.3	10.4%	751.9	4.2%
General & Admin Expenses (c)	**1,091.6**	535.3	556.3	Δ 3.8%	998.8	9.3%
Provision Expenses (d)	**600.9**	375.3	225.6	66.4%	313.8	91.5%
(Provision for loan losses)	**589.3**	369.4	219.9	68.0%	322.6	82.7%
Operating Income (a+b-c-d)	**1,462.3**	693.1	769.2	Δ 9.9%	1,572.6	Δ7.0%
Non-operating Income	**198.9**	12.6	186.3	Δ 93.2%	215.7	Δ 7.8%
(Gain on valuation using equity method)	**109.3**	10.3	99.0	Δ 89.6%	259.5	Δ 57.9%
Net Income before Taxes	**1,661.2**	705.7	955.5	Δ 26.1%	1,788.3	Δ 7.1%
Taxes	**497.2**	213.9	283.3	Δ 24.5%	554.1	Δ 10.3%
Net Income	**1,164.0**	**491.8**	**672.2**	**Δ 26.8%**	**1,234.2**	**Δ 5.7%**
Income before Provisioning	**2,301.7**	**1,100.4**	**1,201.3**	**Δ 8.4%**	**2,177.6**	**5.7%**

Income before Provisioning and One-off Charges

(bn won)	2Q 02	1Q 02	Amt chg	QoQ
Pre-provisioning income	**1,100.4**	1,201.3	Δ 100.9	Δ 8.4%
Pre-provisioning income ex one-off charges	**1,258.7**	1,201.3	57.4	4.8%
One-off Charges	**158.3**	-	158.3	-
Loss on sale of Hynix shares*	**78.8**	-	78.8	-
Loss on vauation using equity method of Kookmin Venture Capital	**79.5**	-	79.5	-
New household provisioning requirement	**255.0**	-	**255.0**	-

* With carrying reserves reflected, the net loss on Hynix in 2Q was 50.1 bn won

Interest Income

(bn won)	1H 2002	Quarterly Comparison			1H 2001	YoY
		2Q 02	1Q 02	QoQ		
Interests on Loans*	**4,483.2**	2,251.5	2,231.7	0.9%	4,895.3	Δ 8.4%
Interests on Securities	**795.1**	386.2	408.9	Δ 5.6%	1,063.5	Δ 25.2%
Interests on Dues from Bank, etc	**85.3**	50.4	34.9	44.4%	160.0	Δ 46.7%
Interest Revenue	**5,363.6**	2,688.1	2,675.5	0.5%	6,118.8	Δ 12.3%
Interests on Deposits	**2,385.8**	1,192.8	1,193.0	0.0%	3,184.7	Δ 25.1%
Interests on Debentures	**360.9**	183.9	177.0	3.9%	411.3	Δ 12.3%
Interests on Borrowings, etc	**245.6**	118.9	126.7	Δ 6.2%	389.5	Δ 36.9%
Interest Expense	**2,992.3**	1,495.6	1,496.7	Δ 0.1%	3,985.5	Δ 24.9%
Net Interest Income	**2,371.3**	**1,192.5**	**1,178.8**	**1.2%**	**2,133.3**	**11.2%**

* includes interests on credit card loans and cash advances, as newly mandated by FSS

Non-interest Income

(bn won)	1H 2002	Quarterly Comparison			1H 2001	YoY
		2Q 02	1Q 02	QoQ		
Trust Income & Fees	**171.1**	61.3	109.8	Δ44.2%	236.6	Δ 27.7%
Commissions on Credit Cards	**249.0**	134.2	114.8	16.9%	191.1	30.3%
Commissions on NHF Mgt	**100.8**	56.5	44.3	27.5%	88.9	13.4%
Other Commissions	**156.1**	83.8	72.3	15.9%	129.6	20.4%
Other Operating Income *	**106.5**	75.4	31.1	142.4%	105.7	0.8%
Net Non-interest Income	**783.5**	**411.2**	**372.3**	**10.4%**	**751.9**	**4.2%**

* Includes gains on trading securities, dividends, gains on derivatives, deposit insurance expenses, etc.

Net gain from Securities (excluding interest income)

(bn won)	1H 2002	Quarterly Comparison			1H 2001	YoY
		2Q 02	1Q 02	QoQ		
Gain on sale of trading securities	**22.6**	0.1	22.5	Δ 99.6%	12.9	75.2%
Valuation gain on trading securities	**103.6**	67.4	36.2	86.2%	136.2	Δ 23.9%
Dividend income	**19.5**	18.5	1.0	1,750.0%	5.8	236.2%
Gain on sale of investment securities	**96.2**	13.1	83.1	Δ 84.2%	46.4	107.3%
Impairment loss on investment sec (-)	**71.1**	28.5	42.6	Δ 33.1%	186.3	Δ 61.8%
Valuation gain on bond market stabilization fund	**38.5**	11.5	27.0	Δ 57.4%	123.0	Δ 68.7%
Net gain (loss) on Securities	**209.3**	**82.1**	**127.2**	Δ 35.5%	**138.0**	**51.7%**
Gain on valuation using equity method	**109.3**	**10.3**	**99.0**	Δ 89.6%	**259.5**	Δ 57.9%

NIS & NIM

(%)	**1H 2002**	1Q 2002	FY 2001	1H 2001
Interest Spread (a-b)	**4.00**	4.08	3.89	3.88
Interest on loans in won* (a)	**8.14**	8.31	9.47	9.90
Household	**8.45**	8.63	10.03	10.60
Corporate	**7.67**	7.78	8.67	8.94
Interest on deposits in won** (b)	**4.14**	4.23	5.58	6.02
Net Interest Spread (NIS)	**4.03**	4.11	3.87	3.88
NIM***	**3.41**	3.46	3.22	3.27

* Total loans in won : loans in won + private placement bonds

** Total deposits in won : deposits in won+ CD, RP, bills sold

***Based on revised NIM calculation newly mandated by FSS to exclude fees received on credit card purchases

Condensed Balance Sheet

(tr won)	1H 2002	FY2001	Net chg (YTD)	FY2000
Loans in Won	**105.0**	94.7	10.9%	83.9
Securities in Won	**30.1**	32.1	Δ 6.2%	28.8
Credit Card Receivables	**5.7**	4.7	21.3%	3.3
Assets in F/C	**6.2**	7.0	Δ 11.4%	9.2
Others	**14.0**	18.4	Δ 23.9%	16.8
Total Fund Operating	**161.0**	**156.9**	**2.6%**	**142.0**
Deposits in Won	**120.8**	117.1	3.2%	104.8
Bank Debentures in Won	**10.5**	7.7	36.4%	7.9
Liabilities in F/C	**4.4**	5.5	Δ 20.0%	6.4
Others	**15.2**	17.7	Δ14.1%	16.1
Shareholder's Equity	**10.1**	8.9	13.5%	6.8
Total Fund Raising	**161.0**	**156.9**	**2.6%**	**142.0**

Fund Management

Fund Operating Portfolio



Loans in won 60.4%
2001. 12
Securities in won 20.5%
Credit Cards 3.0%
Assets in F/C 4.4%
Others 11.7%



Loans in won 65.2%
2002. 6
Securities in won 18.7%
Credit Cards 3.5%
Assets in F/C 3.9%
Others 8.7%

Fund Raising Portfolio



Deposits in won 74.6%
2001. 12
Bank debentures in won 4.9%
Liabilities in F/C 3.5%
Other Liabilities 11.3%
S/H's Equity 5.7%



Deposits in won 75.0%
2002. 6
Bank debentures in won 6.5%
Liabilities in F/C 2.7%
Other Liabilities 9.5%
S/H's Equity 6.3%

Loans in Won

(tr won)	1H 2002	Net Change		FY 2001	Net chg (YTD)
		2Q 02	1Q 02		
Household	**66.5**	**3.1**	**3.2**	**60.2**	**10.5%**
Mortgage	29.1	2.3	1.4	25.4	14.6%
General	37.4	0.8	1.8	34.8	7.5%
Corporate	**38.5**	**2.3**	**1.7**	**34.5**	**11.6%**
SME	32.7	3.2	1.6	27.9	17.2%
Large corp.	5.8	Δ 0.9	0.1	6.6	Δ 12.1%
Loans in won	**105.0**	**5.4**	**4.9**	**94.7**	**10.9%**

Loan Compositions(%)


13.4
28.3
58.3
7.1
29.4
63.5
6.7
29.6
63.7
5.6
31.1
63.3
2000
2001
1Q 02
1H 02
Household SMEs Large

Deposits in Won

(tr won)	1H 2002	Net Change		FY 2001	Net chg (YTD)
		2Q 02	1Q 02		
Core Deposits	**38.8**	0.9	0.6	37.3	4.0%
Time & Savings	**79.1**	0.8	2.7	75.6	4.6%
(Time Deposits)	**59.1**	0.7	3.7	54.7	8.0%
CD, RP, etc	**2.9**	Δ 1.2	Δ 0.1	4.2	Δ31.0%
Total	**120.8**	**0.5**	**3.2**	**117.1**	**3.2%**


CD, RP, etc.
3.6%
Core Deposits
31.9%
2001. 12
Time & Savings
64.5%
CD, RP, etc.
2.4%
Core Deposits
32.1%
2002. 6
Time & Savings
65.5%

Overview

(bn won)	1H 2002	1Q 2002	FY 2001	Year-to-date	
				Amt change	% Chg
Total loans for NPL management	**122,661.2**	118,006.1	112,919.5	9,741.7	8.6%
Precautionary	**4,786.2**	4,562.5	4,620.5	165.7	3.6%
Substandard	**2,528.5**	2,473.6	2,484.4	44.1	1.8%
Doubtful	**792.0**	1,276.3	1,221.7	Δ 429.7	Δ 35.2%
Estimated Loss	**228.7**	285.6	308.6	Δ 79.9	Δ 25.9%
Substandard & below loans	**3,549.2**	4,035.5	4,014.7	Δ 465.5	Δ 11.6%
Substandard & below/total loans	**2.89%**	3.42%	3.56%	-	Δ 0.67%p
LLR/substandard & below loans	**65.6%**	64.1%	61.3%	-	4.3%p
NPLs Sold	**-**	-	1,333.3	-	-
Write-offs	**788.1**	186.6	1,862.4	-	-

Provisioning by Loan Types

(bn won)	1H 2002	Quarterly Provisions		FY 2001	1H 2002	
		2Q 02	1Q 02		Substandard & Below	LLR
Household	**529.3**	413.1	116.2	463.7	1,076.0	1,053.4
General	**309.0**	269.6	39.4	254.2	870.6	842.4
Credit Cards	**220.3**	143.5	76.8	209.5	205.4	211.0
Corporate	**60.0**	Δ 43.7	103.7	892.4	2,473.2	1,274.1
Total	**589.3**	**369.4**	**219.9**	**1,356.1**	**3,549.2**	**2,327.5**

Asset Quality

Delinquency

Classification	1H 2002	1Q 2002	FY2001	1H 2001
Household	**2.45%**	2.29%	2.23%	2.59%
General Household	**1.89%**	1.80%	1.78%	2.20%
Credit Cards	**9.03%**	8.52%	8.04%	8.13%
(below one month past due)	**3.52%**	2.78%	2.55%	2.57%
Corporate	**2.48%**	2.77%	2.93%	3.30%
SME	**3.10%**	2.93%	3.30%	4.18%
Large Corporate	**0.83%**	2.44%	2.10%	1.61%
Total	**2.46%**	**2.48%**	**2.51%**	**2.90%**

Key Financial Indicators

Classification	**1H 2002**	FY 2001	Net Change
ROA (%)	***1.48**	0.98	0.5%p
ROE	***23.47**	18.16	5.31%P
BIS	****10.20**	10.23	Δ 0.03%p
Tier I	**7.40**	7.09	0.31%p
Cost-Income Ratio	**36.4**	42.2	Δ 5.8%p
Loan-to-Deposit Ratio	**88.2**	82.5	5.7%p
BPS (won)	**31,745**	29,742	2,003
EPS	***7,329**	4,959	2,370

* Annualized

** Estimated

I. Financial Overview

II. Progress on Integration

1. IT Integration
2. Branch Streamlining
3. Subsidiary Restructuring



IT Integration

❑ Target Schedule

2002. 2	3	4	5	6	7	8	9	10
Gap Analysis		Architecture/Develop/Unit Testing		System Testing		Implementation Testing		System Stabilization

Integration complete (9)

❑ Key infrastructures

☞ **Build Infrastructure with Sysplex System for high volume transactions and fail-free operations**

⇒ Consolidate multi-units into one image and operate non-stop 24 hrs/365 days

⇒ Capacity to manage 1,000 transactions per second

☞ **Establish Business Recovery System**

⇒ Prepare for unexpected system failures

⇒ Immediately recover systems for all branches and related offices

☞ **Construct High Speed Dual Path Communication System**

⇒ Ensure high availability with dual path communication line for major networks and distribution channels

❑ Related Expenses

(bn won)

Sysplex	BRS	Communication Infra	Total
83.7	47.8	28.0	159.5

Branch Streamlining

❑ Target Schedule

IT Integration complete

2002. 4	5	6	7	8	9	10	11	12
Sort out branches for review and make on-site visits		Review branches for closure Set standard procedures		Finalize branches to be closed	Start applying standard procedures		Implement Phase I of branch closures	Continue with branch closures

❑ Target Strategy

☞ Implement systematically and gradually in line with IT integration

- Implement Phase I branch closures upon IT integration and systematically continue with next phased in 2003

☞ Integration, relocation, restructuring (ex. PB, kiosks, etc) of branches to reduce and reconfigure

❑ Strategic Sales Branch Expansion

☞ New RM branches: 150 in July 2002 ⇒ 222 in total

☞ New SOHO Business Teams: 300~400 in September 2002

☞ Automated Network Expansion : 2,941 ATMs and 450 bill payment machines

Subsidiary Restructuring

❑ Domestic Subsidiaries

FY 2001	1H 2002	Remarks
13	10	Integration: Kookmin Venture Capital + Frontier Investment + Kookmin Bank Venture Capital Sell-off: KB Investment Trust Management

❑ Targets in Second Half of 2002

☞ **Sell-off : Jooeun Leasing**

- Signed MOU in June, 2002
- Scheduled to sign a contract in August, 2002

☞ **Under dissolution process : Jooeun Industry**

☞ **Integration of credit card businesses:** narrowed-down alternatives are still under consideration and the decision is yet to be made

"We always welcome you to contact Kookmin Bank!"



Thank You !

Kookmin Bank Investor Relations
E-mail : kmbir@kookminbank.com